Exhibit 17.1

ATTORNEYS AT LAW 125 Park Avenue, 7th Floor New York, NY 10017 Telephone (212) 655-3500 Facsimile (212) 655-3535 www.meisterseelig.com	Jonathan A. Roberts Partner Direct (646) 755-3179 Fax (646) 434-1362 jar@msf-law.com

April 11, 2017

Via Email

Re:   Claude Ranoux

INVO Bioscience , Inc.
Attn: Kathleen Karloff
          Chairperson and CEO
407R Mystic Avenue
Suite 34C,
Medford, MA  02155

Dear Ms. Karloff:

On behalf of our client Claude Ranoux, we are responding to INVO Bioscience Inc’s proposed Form 8-K and your letter dated April 9, 2017.

With respect to the Form 8-K, Dr. Ranoux disagrees with the characterization regarding his reasons for replacing Ms. Karloff as an officer. Specifically he believes his concerns related to Ms. Karloff’s general capacity to serve as an officer. Moreover, Dr. Ranoux disagrees with the statement that he has opposed virtually all of the Board actions as misleading as in the relevant time period the only Board actions have been with respect to his status as an officer and the filing of the Form 10-K. Finally, Dr. Ranoux did not seek to remove Mr. Bowdring from the Board.

Our proposed amendment to the third and fourth paragraphs of Item 5.02 are as follows:

Original Language:

Due to disagreements on how to run the business, Claude Ranoux had initially indicated that he wanted Kathleen Karloff be replaced as an officer. Instead, as previously reported by the Corporation, on September 20, 2016 the Board of Directors replaced Claude Ranoux as President and Treasurer, and

CONNECTICUT NEW JERSEY CALIFORNIA MASSACHUSETTS

removed Claude Ranoux as Chief Scientist, of the Corporation, with Kathleen Karloff then being elected Chairman of the Board, President and CEO, and Robert Bowdring being elected Treasurer and Secretary of the Corporation. Claude Ranoux voted against those changes.

Since those changes Dr. Ranoux has voted against virtually all of the actions taken by the Board of Directors, which actions were approved by Ms. Karloff and Mr. Bowdring. Due to these disagreements, Dr. Ranoux has indicated his desire to replace Ms. Karloff and Mr. Bowdring as directors as well as change the Corporation’s management.

Proposed Language:

For various reasons, Claude Ranoux had initially indicated that he wanted Kathleen Karloff be replaced as an officer. Instead, as previously reported by the Corporation, on September 20, 2016 the Board of Directors replaced Claude Ranoux as President and Treasurer, and removed Claude Ranoux as Chief Scientist, of the Corporation, with Kathleen Karloff then being elected Chairman of the Board, President and CEO, and Robert Bowdring being elected Treasurer and Secretary of the Corporation. Claude Ranoux voted against those changes.

Since those changes Dr. Ranoux has indicated his desire to replace Ms. Karloff as director as well as change the Corporation’s management.

With respect to any property in his possession, Dr. Ranoux will return any property belonging to INVO Bioscience to the Company.  However, with respect to property originally owned by Medelle, we would ask you provide the basis, and any relevant documentation, regarding your assertion that this material belongs to the Company.

Sincerely yours,

/s/ Jonathan A. Roberts

Jonathan A. Roberts

cc: Claude Ranoux